UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 26, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Successful closure of the Altar transaction with Regulus Resources
Johannesburg, 26 October 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to advise that the transaction with Regulus Resources Inc. (Regulus) and the newly formed subsidiary of
Regulus, Aldebaran Resources Inc. (Aldebaran) to unlock value at its Altar copper-gold project, has successfully been concluded. The Company refers shareholders to the announcements made about this strategic partnership on 29 June 2018 and 25 September 2018.

Sibanye-Stillwater benefits from upfront proceeds (US$15 million) while retaining a direct interest in the
Altar project of either 40% or 20% (should Aldebaran exercise its additional earn in option) as well as an indirect exposure through its 19.9% shareholding in Aldebaran. Sibanye-Stillwater will also gain indirect exposure to the Argentine exploration assets that Aldebaran will be acquiring from Regulus as part of the Arrangement, including the Rio Grande and Aguas Calientes projects, amongst others.
The transaction is effective as at 25 October 2018.

Aldebaran has issued an aggregate of 15,449,555 Aldebaran shares to Sibanye-Stillwater, representing
19.9% of the current 77,635,957 issued and outstanding Aldebaran Shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater, all in accordance with the JV Agreement. The
Aldebaran Shares are expected to begin trading on the TSX Venture Exchange under the ticker symbol
"ALDE" in approximately 5 business days.
For more information regarding the transaction, please refer
https://www.sibanyestillwater.com/investors/transactions/altar and to www.regulusresources.com for the related Regulus announcements.

Sibanye-Stillwater CEO, Neal Froneman commented: “We are excited about this strategic partnership which unlocks immediate value for this greenfields exploration project, while enabling the experienced
Aldebaran team to explore the upside potential of the Altar project by providing it with the focus they bring.”

Contacts:
Email: ir@sibanyestillwater.com
s
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”,
“estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report,
published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the
Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 26, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer